EXHIBIT 12.1

Murphy Oil Corporation and Consolidated Subsidiaries

Computation of Ratio of Earnings to Fixed Charges (unaudited)

(Thousands of Dollars)

	Six Months Ended June 30, 2003	Year Ended December 31,
		2002	2001	2000	1999	1998
Income (loss) from continuing operations before income taxes	$253,237	151,675	502,103	454,511	169,691	(12,774)
Distributions (less than) greater than equity in earnings of affiliates	(138)	(3)	(365)	(34)	64	(15)
Previously capitalized interest charged to earnings during period	5,275	7,748	3,450	3,507	3,146	2,172
Interest and expense on indebtedness, excluding capitalized interest	8,585	26,968	19,006	16,337	20,274	10,484
Interest portion of rentals (1)	5,888	9,445	7,953	5,808	3,267	3,293

Earnings before provision for taxes and fixed charges	$272,847	195,833	532,147	480,129	196,442	3,160

Interest and expense on indebtedness, excluding capitalized interest	8,585	26,968	19,006	16,337	20,274	10,484
Capitalized interest	19,648	24,536	20,283	13,599	7,865	7,606
Interest portion of rentals (1)	5,888	9,445	7,953	5,808	3,267	3,293

Total fixed charges	$34,121	60,949	47,242	35,744	31,406	21,383

Ratio of earnings to fixed charges	8.0	3.2	11.3	13.4	6.3	— (2)

(1)	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.
(2)	The computation of earnings was less than fixed charges by $18,223 in 1998.